UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

BRP GROUP, INC.

(Name of Issuer)

CLASS A COMMON STOCK, PAR VALUE $0.01 PER SHARE

(Title of Class of Securities)

05589G102

(CUSIP Number)

June 1, 2020

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☒	Rule 13d-1(c)

☐	Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 05589G102

1.	Names of Reporting Persons. Russ Blakely & Associates, LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Tennessee
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	Sole Voting Power 1,104,890
	6.	Shared Voting Power 0
	7.	Sole Dispositive Power 1,104,890
	8.	Shared Dispositive Power 0
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,104,890 shares of Class A Common Stock
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 5.2% (1)
12.	Type of Reporting Person (See Instructions) OO

(1)        Based on 20,082,511 shares of Class A common stock issued and outstanding as of June 11, 2020.

ITEM 1.	(a) Name of Issuer: BRP Group, Inc. (the “Issuer”)

(b)	Address of Issuer’s Principal Executive Offices:

4211 W. Boy Scout Blvd.
Suite 800
Tampa, Florida 33607

ITEM 2.	(a) Name of Person Filing:

This Schedule 13G is being filed by Russ Blakely & Associates, LLC (“Russ Blakely”).

(b)	Address of Principal Business Office, or if None, Residence:

The principal office and business address of Russ Blakely is 4823 Old Kingston Pike, Suite #300 Knoxville, TN 37919, Attendtion: Chris Poynter.

(c)	Citizenship or Place of Organization:

See row 4 of the cover sheet for Russ Blakely.

(d)	Title of Class of Securities:

This Schedule 13G relates to the Issuer’s Class A common stock, par value $0.01 per share.

(e)	CUSIP Number:

05589G102

ITEM 3.	IF THIS STATEMENT IS FILED PURSUANT TO SS.240.13D-1(B) OR 240.13D-2(B) OR (C), CHECK WHETHER THE PERSON FILING IS A:

Not Applicable.

ITEM 4.	OWNERSHIP.

The information required by Item 4 is set forth in Rows 5 – 11 of the cover page hereto.

ITEM 5.	OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

Not Applicable.

ITEM 6.	OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

Not Applicable.

ITEM 7.	IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

Not Applicable.

ITEM 8.	IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

Not Applicable.

ITEM 9.	NOTICE OF DISSOLUTION OF GROUP.

Not Applicable.

ITEM 10.	CERTIFICATIONS.

Not Applicable.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: June 11, 2020

RUSS BLAKELY & ASSOCIATES, LLC

By:	/s/ Christopher Poynter
Name: Christopher Poynter Title: Chief Executive Officer